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                                  UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                                 TheraTech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    883383101
--------------------------------------------------------------------------------
                                 (CUSIP Number)











*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
   CUSIP NO  883383101                13G                   Page 2 of 4 Pages
================================================================================


================================================================================
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    William I. Higuchi
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)___
           Not applicable                                           (b)___

--------------------------------------------------------------------------------
  3        SEC USE ONLY


--------------------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S. Citizen

================================================================================


================================================================================
             NUMBER OF                  5        SOLE VOTING POWER
               SHARES
            BENEFICIALLY                                     0
              OWNED BY               ------------------------------------------
                EACH                    6        SHARED VOTING POWER
             REPORTING
               PERSON                                2,313,034
                WITH                 ------------------------------------------
                                        7        SOLE DISPOSITIVE POWER

                                                             0
                                     ------------------------------------------
                                        8        SHARED DISPOSITIVE POWER

                                                     2,313,034

================================================================================


================================================================================
  9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,313,034

--------------------------------------------------------------------------------
  10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not applicable

--------------------------------------------------------------------------------
  11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           10.7%

--------------------------------------------------------------------------------
  12       TYPE OF REPORTING PERSON*

           IN

================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. ISSUER

        (a)    NAME OF ISSUER:        TheraTech, Inc.

        (b)    ADDRESS OF ISSUER'S    417 Wakara Way
               PRINCIPLE EXECUTIVE    Salt Lake City, Utah 84108
               OFFICES:

ITEM 2. REPORTING  PERSON INFORMATION

        (a)    NAME OF PERSON FILING:       William I. Higuchi

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               417 Wakara Way
               Salt Lake City, Utah 84108

        (c)    CITIZENSHIP:
               United States of America

        (d)    TITLE OF CLASS OF SECURITIES:
               Common Stock

        (e)    CUSIP NUMBER:
               883383101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A
        Not applicable

ITEM 4. OWNERSHIP

        (a)    AMOUNT BENEFICIALLY OWNED:
               2,313,034

        (b)    PERCENT OF CLASS:
               10.7%

        (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
               (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                             0

         (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 2,313,034 (which includes presently exercisable options to purchase 34,000 shares and 4,500 shares owned by Setsuko Higuchi (spouse). As an inducement to Watson Pharmaceuticals, Inc., a Nevada corporation ("Watson"), to enter into an Agreement and Plan of Merger dated October 23, 1998 (the "Merger Agreement"), among Watson, Jazz Merger Corp., a Delaware corporation and wholly-owned subsidiary of Watson ("Watson Sub") and TheraTech, Inc., a Delaware Corporation (the "Issuer"), whereby Watson Sub will be merged with and into the Issuer (the "Merger"), the Reporting Person became a party to a certain voting agreement dated as of October 23, 1998 with Watson (the "Voting Agreement"). By executing the Voting Agreement, the Reporting Person has irrevocably appointed Watson (or any nominee of Watson) as his lawful attorney and proxy. Such proxy gives Watson the limited right to vote each of the shares of common stock of the Issuer beneficially owned by the Reporting Person to approve the Merger and Merger Agreement. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit A to this Schedule 13G and incorporated herein in its entirety by reference.

         (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0

         (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
               2,313,034 (which includes presently exercisable options to purchase 34,000 shares and 4,500 shares owned by Setsuko Higuchi (spouse). The voting agreement prohibits the reporting person from making dispositions of shares without Watson's prior consent.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

        ITEM 6.OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not   applicable

ITEM 10. CERTIFICATION

         Not applicable



                                    SIGNATURE

        After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         Date:  November 9, 1998


                                                /s/ William I Higuchi
                                                ----------------------------
                                                    William I. Higuchi

                                                                       EXHIBIT A



                                VOTING AGREEMENT


        VOTING AGREEMENT, dated as of October 23, 1998, between Watson Pharmaceuticals, Inc., a Nevada corporation ("Parent"), and William I. Higuchi (the "Stockholder").

        WHEREAS, Parent and Theratech, Inc., a Delaware corporation (the "Company"), propose to enter into an Agreement and Plan of Merger, dated the date hereof (as the same may be amended or supplemented, the "Merger Agreement") providing for the merger of Jazz Merger Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Subsidiary"), with the Company (the "Merger");

        WHEREAS, Stockholder is the record and beneficial owner of 2,299,034 shares of common stock, par value $.01 per share, of the Company (the "Company Common Stock"); such securities, as they may be adjusted by stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company, together with securities that may be acquired after the date hereof by Stockholder, including Company Common Stock issuable upon the exercise of options to purchase Company Common Stock (as the same may be adjusted as aforesaid), being collectively referred to herein as the "Securities"; and

        WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Subsidiary have requested that the Stockholder enter into this Agreement. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

        NOW, THEREFORE, to induce Parent and Subsidiary to enter into, and in consideration of them entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein and intending to be legally bound hereby, the parties hereby agree as follows:

1.      Covenants of the Stockholder.  Stockholder agrees as follows:

        (a) Stockholder shall not, except as contemplated by the terms of this Agreement, (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any agreement, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Securities to any person other than Parent or Parent's designee; (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Securities or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby;

              provided, however, that any Stockholder that is an individual may transfer all or any part of his or her Securities to any sibling or any other member of his or her immediate family, any of his or her lineal descendants or any trust for the benefit of any of them, if the recipient of the Securities agrees in advance in writing delivered to Parent to be bound by this Agreement. Notwithstanding subsection (i) above, Stockholder may sell up to 65,000 shares of Company Common Stock for the limited purpose of satisfying any cash settlement of, or the unwinding of, his "zero-cost collar" arrangement which expires on March 9, 1999, as identified on Stockholder's Form 4 for March, 1998, filed with the Securities and Exchange Commission on April 10, 1998, if Stockholder has complied with the following: (x) Stockholder has complied with all legal obligations in order to sell such shares, including without limitation, compliance with all applicable securities laws and regulations, compliance with all insider trading legislation and policies and receipt of an opinion of counsel authorizing such sale, if necessary, and (y) Stockholder has provided Parent with at least ten (10) days prior written notice of his intention to sell such shares, with appropriate documentation evidencing compliance with (x) above, such documentation to be reasonably acceptable to Parent, and (z) such sale does not in any way jeopardize or otherwise alter the pooling of interest accounting treatment of the Merger, as determined in the sole discretion of Parent.

        (b) Except as specifically provided in the Merger Agreement, until the Merger is consummated or the Merger Agreement is terminated, the Stockholder shall not, nor shall the Stockholder permit any investment banker, financial adviser, attorney, accountant or other representative or agent acting on behalf of or at the direction of the Stockholder (a "Stockholder Representative") to, directly or indirectly (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Alternative Proposal (as defined in the Merger Agreement) or (ii) participate in any discussions or negotiations regarding any Alternative Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions as set forth in the preceding sentence by a Stockholder Representative shall be deemed to be a violation of this Section 1(b) by the Stockholder.

        (c) At any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought from the stockholders of the Company, the Stockholder shall vote (or cause to be voted) Stockholder's Securities in favor of approving the Merger, the adoption of the

              Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and the calling of a special meeting of the stockholders of the Company to consider any of the foregoing. At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, Stockholder shall vote (or cause to be voted) Stockholder's Securities against (i) any Alternative proposal, or (ii) any amendment of the Company's Certificate of Incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries or any motion at a meeting of stockholders of the Company, which amendment or other proposal or transaction or motion would in any manner impede, frustrate, prevent or nullify, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (collectively "Frustrating Transactions").

2.      Grant of Irrevocable Proxy Coupled with an Interest: Appointment of
        Proxy

        (a) Stockholder hereby irrevocably grants to, and appoints, any individual who shall be designated by Parent, and each of them, Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote Stockholder's Securities, or grant a consent or approval in respect of such Securities, at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, (i) in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and the calling of a special meeting of the stockholders of the Company to consider any of the foregoing, and (ii) against any Alternative Proposal or Frustrating Transaction.

        (b) Stockholder represents that any proxies heretofore given in respect of Stockholder's Securities are not irrevocable, and that any such proxies are hereby revoked.

        (c)   STOCKHOLDER HEREBY AFFIRMS THAT THE PROXY SET FORTH IN THIS
              SECTION 2 IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE UNTIL THE TIME SET FORTH IN THE LAST SENTENCE OF THIS SECTION. Stockholder hereby further affirms that such irrevocable proxy is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby ratifies and confirms all that the individual voting such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporate Law ("DGCL"). Such irrevocable proxy shall be valid until the earlier to occur of (i) one year from the date hereof or (ii) the termination of this Agreement in accordance with its terms.

3. Representations and Warranties of the Stockholder. Stockholder hereby represents and warrants to Parent as follows:

        (a) Authorization. The Stockholder has the legal capacity to execute, deliver and perform this Agreement. This Agreement constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. If the Stockholder is married and the Securities constitute community property under applicable law, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, the Stockholder's spouse enforceable against such spouse in accordance with its terms.

        (b) No Conflict. The execution, delivery and performance by the Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) result in any breach or violation of or be in conflict with or constitute a default under any law or agreement or arrangement to which the Stockholder is a party or by which the Stockholder is bound, (ii) require any filing by the Stockholder with or authorization by any governmental entity (other than 13D/G amendments) or (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of a loss of any benefit to which the Stockholder is entitled under any provision of any agreement or other instrument binding on the Stockholder.

        (c) Ownership of Securities. Stockholder's Securities and the certificates representing such Securities are now held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, and the Stockholder has good and marketable title to such Securities, free and clear of any (i) liens, proxies, voting trusts or agreements, understandings or arrangements and (ii) pledges, restrictions, charges or other adverse claims of any kind or nature (other than the "zero-cost collar" arrangement described in Section 1(a) above). Stockholder owns of record or beneficially no securities of the Company, or any options, warrants or rights exercisable for securities of the Company, other than the Securities set forth opposite the Stockholder's name on Schedule A hereto.

        (d) Merger Agreement. Stockholder understands and acknowledges that parent and Subsidiary are entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.

4. Further Assurances. Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote Stockholder's Securities as contemplated by Section 2.

5. Assignment; Binding Effect. Except as set forth herein, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

6. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earliest to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms. Nothing in this Section 6 shall relieve any party from liability for willful breach of this Agreement.

7. Stop Transfer. The Company agrees with, and covenants to, Parent that the Company shall not register the transfer of any certificate representing Stockholder's Securities unless such transfer is made in accordance with the terms of this Agreement.

8.      General provisions.

        (a) Expenses. All costs and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby shall be paid by Parent. All costs and expenses incurred by the Stockholder in connection with this Agreement and the transactions contemplated hereby shall be paid by the Company; provided, however, that Parent shall reimburse Stockholder, or pay for directly if practicable, any expenses incurred in connection with action requested by Parent.

        (b) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

        (c) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt to the parties at the following addresses (or at such other address for a party as shall be specified by like notice:)

              (i) if to a Parent, to:

                             Watson Pharmaceuticals, Inc.
                             311 Bonnie Circle
                             Corona, California 91720
                             Fax: (909) 270-1429
                             Attn:  Chairman & CEO

              with a copy to:

                             Watson Pharmaceuticals, Inc.
                             311 Bonnie Circle
                             Corona, California 91720
                             Fax: (909) 270-1429
                             Attn:  Legal Department

                      ; and

              (ii) if to Stockholder, to the address set forth under the name of Stockholder on Schedule A attached hereto:

              with a copy to:

                             [Kirkland & Ellis
                             153 East 53rd Street
                             New York, New York  10022
                             Fax: (212) 446-4900
                             Attn: Stephen P.H. Johnson]

        (d) Interpretation. When a reference is made to this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

        (e) Counterparts. This Agreement may be executed in two or more counterparts, all for which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        (f) Entire Agreement; No Third-party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

        (g) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law.

9. Stockholder Capacity. Stockholder signs solely in his capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, Stockholder's Securities and nothing herein shall limit or affect any actions taken by Stockholder in his capacity as an officer or director, if applicable, of the Company to the extent specifically permitted by the Merger Agreement.

10. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a court of the United States. This being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the partys hereto waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

        STOCKHOLDER AGREES THAT, IN CONNECTION WITH ANY LEGAL SUIT OR PROCEEDING ARISING WITH RESPECT TO THIS AGREEMENT, IT SHALL SUBMIT TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND AGREES TO VENUE IN SUCH COURTS. STOCKHOLDER HEREBY APPOINTS THE SECRETARY OF THE COMPANY AS HIS AGENT FOR SERVICE OF PROCESS FOR PURPOSES OF THE FOREGOING SENTENCE ONLY. EACH PARTY HERETO WAIVES ANY RIGHT TO JURY TRIAL IN CONNECTION WITH ANY SUCH SUIT OR PROCEEDING.


                                    ********

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.



                                          WATSON PHARMACEUTICALS, INC.



                                          By:  /s/  Robert P. Funsten
                                              ----------------------------------
                                          Name:  Robert P. Funsten
                                          Title: V.P., Legal Affairs


                                          STOCKHOLDER


                                          /s/ William I. Higuchi
                                          --------------------------------------
                                          William I. Higuchi

                                   SCHEDULE A



    STOCKHOLDER                                        SECURITIES HELD

William I. Higuchi                                        2,299,034